SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AXIL BRANDS, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
76151R206
(CUSIP Number)
Jeffrey Brown c/o AXIL Brands, Inc. 9150 Wilshire Boulevard, Suite 245 Beverly Hills, California 90212 (888) 638-8883
With a copy to: Jurgita Ashley Thompson Hine LLP 3900 Key Center 127 Public Square Cleveland, Ohio 44114
(216) 566-5500 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76151R206	13D	Page 2 of 7 Pages

1	Name of Reporting Person
Jeffrey Brown
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds
PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
15,143
8	Shared Voting Power
0
9	Sole Dispositive Power
375,143(1)
10	Shared Dispositive Power
100,000(2)
11	Aggregate Amount Beneficially Owned by Reporting Person
475,143(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)
6.9%
14	Type of Reporting Person
IN

___________

(1)	Includes 360,000 shares of Common Stock that may be acquired pursuant to the exercise of stock options previously granted to Mr. Brown.

(2)	Includes 100,000 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held by BZ Capital. The Preferred Stock is convertible into shares of Common Stock on a twenty-for-one basis, at any time at the option of the holder; provided, that the holder may not convert that number of shares of Preferred Stock which would cause the holder to become the beneficial owner of more than 5% of the Common Stock, as determined in accordance with Sections 13(d) and (g) of the Exchange Act and the rules and regulations thereunder.

CUSIP No. 76151R206	13D	Page 3 of 7 Pages

1	Name of Reporting Person
BZ Capital Strategies
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds
WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization
California
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
0
8	Shared Voting Power
0
9	Sole Dispositive Power
0
10	Shared Dispositive Power
100,000(1)
11	Aggregate Amount Beneficially Owned by Reporting Person
100,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)
1.5%
14	Type of Reporting Person
CO

___________

(1)	Includes 100,000 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held by BZ Capital. The Preferred Stock is convertible into shares of Common Stock on a twenty-for-one basis, at any time at the option of the holder; provided, that the holder may not convert that number of shares of Preferred Stock which would cause the holder to become the beneficial owner of more than 5% of the Common Stock, as determined in accordance with Sections 13(d) and (g) of the Exchange Act and the rules and regulations thereunder.

CUSIP No. 76151R206	13D	Page 4 of 7 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Jeffrey Brown on October 15, 2024 (as amended by the Reporting Persons, the “Schedule 13D” or “Statement”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

 Item 1. Security and Issuer.

This Statement relates to the common stock, $0.0001 par value per share (the “Common Stock”), of AXIL Brands, Inc., a Delaware corporation (the “Issuer” or “Company”). The Company reports that its principal executive offices are located at 9150 Wilshire Boulevard, Suite 245, Beverly Hills, California 90212.

Item 2. Identity and Background.

This Statement is filed by Jeffrey Brown and BZ Capital Strategies, a California corporation (“BZ Capital”). The foregoing are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

Mr. Brown’s principal occupation is serving as the Chief Financial Officer and Chief Operating Officer and a director of the Company, which is engaged in the manufacturing, marketing, sale and distribution of high-tech, innovative hearing and audio enhancement and protection products that provide cutting-edge solutions for people with varied applications across many industries and professional quality hair and skin care products under various trademarks and brands. Mr. Brown is a U.S. citizen. The principal business address of Mr. Brown is c/o AXIL Brands, Inc., 9150 Wilshire Boulevard, Suite 245, Beverly Hills, California 90212.

The principal business of BZ Capital is providing consulting services and serving as an investment vehicle. BZ Capital’s principal business address is 200 N. Swall Drive, Unit 513, Beverly Hills, California 90211. Mr. Brown is the co-owner, Chairman of the board of directors and Chief Financial Officer of BZ Capital and may be deemed to be the beneficial owner of the securities of the Company held by BZ Capital. Mr. Brown’s spouse serves as the other co-owner and director and as the Chief Executive Officer of BZ Capital.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the following:

The aggregate amount paid by BZ Capital to acquire the shares of Preferred Stock (as defined below) pursuant to the Stock Purchase Agreement (as defined below) was $20,000. The source of funds for such purchase was BZ Capital’s working capital.

Item 4. Purpose of Transaction.

On November 8, 2024, BZ Capital entered into a stock purchase agreement (the “Stock Purchase Agreement”) with a holder of the Company’s Series A Preferred Stock, $0.0001 par value per share (the “Preferred Stock”), pursuant which BZ Capital purchased 2,000,000 shares of Preferred Stock (equivalent to 100,000 shares of Common Stock on an as-converted basis) for cash consideration of $20,000 from such stockholder. The Stock Purchase Agreement contains customary representations and warranties.

CUSIP No. 76151R206	13D	Page 5 of 7 Pages

The Reporting Persons acquired the securities reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or as may be proposed by Mr. Brown in his capacity as an officer or director of the Company or by the Board of Directors with his participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Brown may be deemed to beneficially own, in the aggregate, 475,143 shares of Common Stock, which represents approximately 6.9% of the Company's outstanding shares of Common Stock, consisting of 15,143 shares of Common Stock held directly by Mr. Brown; 360,000 shares of Common Stock issuable upon the exercise of options held by Mr. Brown; and 100,000 shares of Common Stock that may be acquired upon the conversion of Preferred Stock held directly by BZ Capital. Options held by Mr. Brown consist of the following: options to purchase 110,000 shares of Common Stock, which have an exercise price of $1.80 per share, were granted on May 10, 2022 and expire on April 20, 2032, and are fully vested as of the date of this Statement; and options to purchase 250,000 shares of Common Stock, which have an exercise price of $4.01 per share, were granted on October 14, 2024 and expire on October 14, 2034, and vest in 48 equal monthly installments, beginning on October 14, 2024, the date of grant, subject to continued employment through the vesting date. The Preferred Stock is convertible into shares of Common Stock on a twenty-for-one basis, at any time at the option of the holder; provided, that the holder may not convert that number of shares of Preferred Stock which would cause the holder to become the beneficial owner of more than 5% of the Common Stock, as determined in accordance with Sections 13(d) and (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder.

BZ Capital may be deemed to beneficially own 100,000 shares of Common Stock, which represents approximately 1.5% of the Company's outstanding shares of Common Stock. Such shares of Common Stock may be acquired upon the conversion of Preferred Stock held directly by BZ Capital.

Each percentage ownership of Common Stock set forth in this Statement is based on 6,464,852 shares of Common Stock reported by the Company as outstanding as of October 23, 2024 in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 24, 2024.

(b)	Mr. Brown has sole voting power over 15,143 shares of Common Stock and sole dispositive power over 375,143 shares of Common Stock. Mr. Brown and BZ Capital share dispositive power over 100,000 shares of Common Stock.

(c)	Except as set forth in Item 4, the Reporting Persons have not effected any transactions in securities of the Company since the filing of the Schedule 13D on October 15, 2024.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 76151R206	13D	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1       Stock Purchase Agreement relating to 2,000,000 shares of Preferred Stock.

CUSIP No. 76151R206	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: November 12, 2024

JEFFREY BROWN

By:	/s/ Jeffrey Brown
Jeffrey Brown

BZ CAPITAL STRATEGIES

By:	/s/ Jeffrey Brown
Jeffrey Brown
Chairman of the Board of Directors and Chief Financial Officer